Exhibit 99(a)(5)(C)

NEWS RELEASE

DRESS BARN ANNOUNCES COMPLETION OF ITS EXCHANGE OFFER WITH 100% OF ITS $112.5 MILLION CONVERTIBLE SENIOR NOTES TENDERED

SUFFERN, NY – January 25, 2010 – The Dress Barn, Inc. (NASDAQ - DBRN) announced the final results of its previously announced offer to exchange (the “Offer”) any and all of its 2.50% Convertible Senior Notes Due 2024 (the “Notes”). The Offer expired at 12:00 midnight, New York City time, at the end of Friday, January 22, 2010. Pursuant to the Offer, all of the Notes were validly tendered for exchange and not withdrawn. Dress Barn has accepted all such Notes for exchange, and the settlement and exchange of cash and shares of Dress Barn’s common stock (“Common Stock”) for such validly tendered and accepted Notes is expected to occur on January 27, 2010.

In the aggregate, the Offer will result in the retirement of $112.5 million principal amount of Notes, the issuance of approximately 6.2 million shares of Common Stock and the payment of approximately $117.0 million to holders of validly tendered and accepted Notes. Following settlement of the Offer, no Notes will remain outstanding.

The Company’s purpose in making the Offer was to reduce the amount of its outstanding debt, interest expense and to cap the potential future dilution impact of the equity feature of the Notes. This exchange will reduce the Company’s interest expense for the balance of its fiscal year ending July 31, 2010 by approximately $4.2 million and will be accretive to diluted earnings per share by approximately $0.03. On an annualized basis, this transaction will reduce interest expense by approximately $8.5 million and will be accretive to diluted earnings per share by approximately $0.06.

David R. Jaffe, President and Chief Executive Officer commented, “We are very pleased to have successfully completed this transaction with all the Notes tendered for exchange. Our strong and liquid balance sheet has enabled us to eliminate this debt and the future potential dilution impact of the equity feature of the Notes. This will benefit future earnings and is consistent with our goal of increasing shareholder value. Upon the completion of this offer we expect to have in excess of $250 million in cash and investments.”

J.P. Morgan Securities Inc. acted as Dress Barn’s sole financial advisor in connection with the Offer.

ABOUT DRESS BARN, INC.

The Dress Barn, Inc. (NASDAQ - DBRN), is a leading national specialty apparel retailer offering quality casual and career women’s fashion apparel through its dressbarn and maurices brands and tween girls’ fashion apparel through its Justice brand. As of January 20, 2010, the Company operated 837 dressbarn stores in 47 states, 741 maurices stores in 44 states and 906 Justice stores in 45 states and Puerto Rico. For more information, please visit www.dressbarn.com, www.maurices.com and www.shopjustice.com.

Forward-Looking Statements -

Certain statements made within this press release may constitute “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. The Company does not undertake to publicly update or review its forward-looking statements even if experience or future changes make it clear that our projected results expressed or implied will not be achieved. Detailed information concerning a number of factors that could cause actual results to differ materially from the information contained herein is available in our most recent report on Form 10-K for the year ended July 25, 2009 and Form 10-Q for the quarter ended October 24, 2009.

CONTACT:	Dress Barn, Inc.
Investor Relations
(845) 369-4600